Announcement of a Material Fact

                       Banco Itau Holding Financeira S.A.

In addition to the announcement of the material fact of March 17, 2003, Banco Itau Holding Financeira S.A. (Itau Holding) wishes to announce:

1) Adhesion to the Sao Paulo Stock Exchange's (Bovespa) Level I Corporate Governance. From today, Itau Holding becomes an integral part of the Bovespa Differentiated Corporate Governance Index (Indice de Governanca Corporativa Diferenciada da Bovespa - IGC), through its compliance with the Level I of Corporate Governance requirements. It should be noted that Itausa - Investimentos Itau S.A. and Banco Itau S.A. were among the first 15 companies to comply voluntarily at the formal adhesion event held at the Bovespa on June 26, 2001.
2) Financial Holding Company: The Board of Governors of the Federal Reserve System has approved Itau Holding's status as a Financial Holding Company. This status had already been granted to Banco Itau S.A. on February 20, 2002, following careful analysis of important factors pursuant to the United States banking regulations.
3) Trading in Itau Holding's shares begins today on the Bovespa: the ticker codes are the same as those used by Banco Itau S.A. until March 21, 2003, namely ITAU3 and ITAU4 - respectively for the common and preferred shares. Itau Holding's shares are components of the same segments for listing and index purposes as those of Banco Itau S.A.
4) Trading in Level II Itau Holding ADRs begins today on the New York Stock Exchange (NYSE): the ticker code is the same as used by Banco Itau S.A. until March 21, 2003, namely ITU. It should be noted that the Level II ADR program was launched on February 21, 2002. Each ADR is the equivalent of 500 preferred shares. The Bank of New York and Banco Itau itself are the depository and custodian banks respectively.

Aiming the creation of value for our thousands of stockholders, Itau Holding already comes into existence committed to the ethical management of its businesses, transparency, good corporate governance practices, strict focus on the provision of financial services and the search for profitability, results and performance with safety.
                            Sao Paulo, March 24, 2003
                             Alfredo Egydio Setubal
                           Investor Relations Director
                       Banco Itau Holding Financeira S.A.

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(*) For fuller details, please see Banco Itau Holding Financeira S.A.'s Investor
Relations website, available on the Internet (www.itauir.com).